SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123559 and 333-130611.

Eltek Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1. Press Release:  Eltek receives a $1.4 million letter of intent for a purchase order from an existing defense customer with option to increase the purchase order to up to $2.1 million

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant) By: /s/Ron Freund Ron Freund Chief Financial Officer

Dated:  February 7, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Eltek receives a $1.4 million letter of intent for a purchase order from an existing defense customer with option to increase the purchase order to up to $2.1 million